UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

COMPAÑIA CERVECERIAS UNIDAS S.A.

(Exact name of Registrant as specified in its charter)

UNITED BREWERIES COMPANY, INC.

(Translation of Registrant's name into English)

Republic of Chile

(Jurisdiction of incorporation or organization)

Bandera 84, Sixth Floor, Santiago, Chile

(Address of principal executive offices)

_________________________________________

Securities registered or to be registered pursuant to section 12(b) of the Act.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.

Yes ___ No X

Attached is a press release of the Company dated August 2, 2006

FOR IMMEDIATE RELEASE

For more information contact:

Luis Eduardo Bravo / Macarena Gili

Investor Relations Department

Compañía Cervecerías Unidas S.A.

www.ccu-sa.com

(56-2) 427-3581 or 427-3416

CCU S.A. REPORTS CONSOLIDATED SECOND QUARTER 2006

AND YEAR TO DATE RESULT

SECOND QUARTER

Revenues Up 7.6%, Operating Income Increased 11.7%, EBITDA(1) Up 4.3%, Net Income Increased 223.6% to US$0.09 per ADR

YEAR TO DATE

Revenues Up 7.5%, Operating Income Increased 5.5%, EBITDA(1) Up 3.3%, Net Income Increased 13.6% to US$ 0.70 per ADR

(Santiago, Chile, August 2, 2006) -- CCU (NYSE: CU) announced today its consolidated financial results, stated in Chilean GAAP for the second quarter and six months ended June 30, 2006. All US$ figures are based on the exchange rate effective June 30, 2006 (US$1.00 = Ch$539.44).
COMMENTS FROM THE CEO

The second quarter of 2006 was a positive one for CCU. Consolidated revenues grew 7.6%, operating income increased 11.7% and EBITDA rose 4.3%.

All business segments improved their results during the quarter, with the exception of wine. Without considering Viña San Pedro (VSP), which has been affected by the appreciation of the Chilean peso, as well as by volume and price decreases in the domestic market, CCU's operating profit and EBITDA would have grown by 75.9% and 13.6%, respectively.

The Chilean beer segment had a very good performance during the quarter, growing its operating results by 32.3% and its EBITDA by 15.9%, mainly explained by 19.5% higher revenues, as a consequence of 20.9% higher volumes. During April, Cristal Red Ale was launched with a very positive consumer response.

The Argentine beer business improved its operating results by Ch$261 million (US$0.5 million) during the quarter, mainly explained by 16.6% higher revenues, as a consequence of 8.6% higher volumes and 9.2% higher prices in Chilean pesos. Prices in dollar terms continued recovering, increasing from US$38 per HL in Q205 to US$43 per HL in Q206.

The operating income of the soft drink segment increased 568.2%, reaching Ch$594 million (US$1.1 million) and its EBITDA grew 17.9%, to Ch$3,130 million (US$5.8 million). This performance was mainly explained by 7.3% higher revenues due to higher volumes in all product categories within this segment: soft drinks grew 9.2%, nectars increased 23.6% and mineral water grew 4.7%.

The profitability of the wine segment was mainly affected by the 9.4% appreciation of the Chilean peso against the US dollar during the second quarter of 2006, which implied Ch$55 less per dollar exported for VSP. Additionally, during this quarter, volumes and prices in the domestic market decreased. These negative effects were partially offset by 2.1% higher average export prices measured in dollars and 4.6% higher export volumes. VSP is implementing cost reductions and will continue to focus on distribution, brand creation, enology and innovation in order to reestablish its growth trend in the medium term.

Finally, the pisco business improved its profitability level, increasing its operating results by Ch$240 million (US$0.4 million). Since its creation in 2005, Compañía Pisquera de Chile's (CPCh) results can be compared on a quarter-over-quarter basis for the first time.

CONSOLIDATED INCOME STATEMENT HIGHLIGHTS (Exhibits 1 & 2)

REVENUES

Q2'06 Total revenues increased 7.6% to Ch$110,013 million (US$203.9 million), as a result of higher consolidated volumes and higher average prices. Consolidated volumes growth is explained by an increase of 20.9% in beer Chile, 8.6% in beer Argentina, 9.8% in the soft drink segment, 4.6% and 12.5% in the Chilean export wine and Argentine wine businesses, respectively, partially offset by lower sales volumes of domestic wine and pisco. The increase in average prices is explained by higher prices in the pisco, Argentine wine and beer Argentina segments, partially offset by lower prices in the beer Chile, domestic and export wine segments, as well as the soft drink segment.

"Image40.gif"YTD Accumulated revenues increased 7.5%, amounting to Ch$251,384 million (US$466.0 million).

Revenues by segment

"Image42.gif"

GROSS PROFIT

Q2'06 Increased 6.8% to Ch$50,527 million (US$93.7 million) as a result of 7.6% higher revenues, partially offset by an 8.3% higher cost of goods sold, which amounted to Ch$59,486 million (US$110.3 million). The increase in cost of goods sold is explained by the beer businesses in Chile and Argentina, and the soft drink business. In Q2'06, the gross profit margin, as a percentage of sales, decreased from 46.3% to 45.9%.

YTD Increased 8.5%, amounting to Ch$129,677 million (US$240.4 million). The consolidated gross margin decreased 0.5 percentage points to 51.6%.

OPERATING RESULT

Q2'06 Amounted to Ch$5,581 million (US$10.3 million), 11.7% higher than Q2'05, mainly due to a 6.8% higher gross profit, partially offset by 6.2% higher selling, general and administrative (SG&A) expenses. SG&A expenses reached Ch$44,946 million (US$83.3 million) in Q2'06, mainly due to higher SG&A expenses in the beer Chile, soft drink, beer Argentina and pisco businesses. SG&A expenses as a percentage of sales decreased from 41.4% in Q2'05 to 40.9% in Q2'06. The consolidated operating margin for the period increased from 4.9% to 5.1% in Q2'06.

YTD Increased 5.5%, amounting to Ch$32,792 million (US$60.8 million). The consolidated operating margin decreased 0.3 percentage points to 13.0%.

"Image46.gif"Operating Income and Operating Margin by Segment

EBITDA

Q2'06 Increased 4.3% to Ch$16,136 million (US$29.9 million) compared to Q2'05, while the consolidated EBITDA margin (EBITDA as a percentage of sales) was 0.4 percentage points lower than in Q2'05, reaching 14.7%.

YTD Increased 3.3%, to Ch$53,779 million (US$99.7 million). The EBITDA margin decreased 0.9 percentage points to 21.4%.

EBITDA by Segment

"Image48.gif"

NON-OPERATING RESULTS

Q2'06 Improved by Ch$1,192 million (US$2.2 million) compared to the same quarter last year, from a loss of Ch$3,058 million (US$5.7 million) to a loss of Ch$1,866 million (US$3.5 million). The improvement in non-operating results is mainly explained by:

    Other non-operating income/expenses, which improved from a loss of Ch$383 million (US$0.7 million) in Q2'05 to a gain of Ch$1,873 million (US$3.5 million) this quarter, mainly due to a non-recurring gain on the sale of a disposable property site and some other assets.

    Net interest expenses, which improved from a loss of Ch$2,214 million (US$4.1 million) in Q2'05 to a loss of Ch$1,563 million (US$2.9 million) in Q2'06, due to higher interest rates earned over time deposits and to the restructuring of VSP's debt.

These positive effects were partially offset by:

    Price level restatement, which decreased from a gain of Ch$330 million (US$0.6 million) to a loss of Ch$584 million (US$1.1 million) in Q2'06, mainly due to the effect of a lower inflation rate over a lower net non-monetary asset position during Q2'06.

    Amortization of goodwill, which increased Ch$622 million (US$1.1 million) in Q2'06 due to a one-time adjustment of goodwill.

    Foreign currency exchange result, which decreased from a loss of Ch$94 million (US$0.2 million) to a loss of Ch$285 million (US$0.5 million), due to the depreciation of the exchange rate during the quarter over a net liability position in foreign currency.

YTD Improved from a loss of Ch$4,454 million (US$8.3 million) to a loss of Ch$3,190 million (US$5.9 million), mainly due to the non-recurring gain on the sale of a property site.

NET INCOME

Q2'06 Increased 223.6% from Ch$1,006 million (US$1.9 million) to Ch$3,257 million (US$6.0 million), mainly due to improved operating and non-operating results and positive minority interest, partially offset by higher income taxes. Higher income taxes were mainly due to better results and differed income taxes. Positive minority interest is mainly explained by losses in VSP and CCU Argentina.

YTD Increased 13.6% from Ch$21,109 million (US$39.1 million) to Ch$23,977 million (US$44.4 million), mainly due to improved operating and non-operating results as well as positive minority interest, partially offset by higher income taxes.

SEGMENT HIGHLIGHTS (Exhibits 3 & 4)

Revenues and operating margins have been separated by business segments. Revenues for each business segment have been categorized according to those derived from core beverage products (beer, soft drinks, wine, etc.) and those derived from the sale of other non-core products. The results of the Company's plastic packaging division and confectionery sales have been included in the "Others" business segment. In this segment, inter-company sales have been eliminated. Corporate overhead expenses have been allocated pro-rata to the individual business segments based on service level agreements. The costs of Transportes CCU, the logistics subsidiary, that are not directly related to each business segment, are allocated based on the case volume handled of each product.

(Note: the following comments regarding volumes and pricing refer to Q2'06.)

BEER CHILE

Revenues increased 19.5% to Ch$39,129 million (US$72.5 million), as a result of 20.9% higher sales volumes and 1.2% lower real average prices due to higher discounts.

Operating Income increased 32.3% to Ch$6,122 million (US$11.3 million), mainly as a result of the higher revenue level, the effect of which was partially offset by higher SG&A expenses and higher cost of goods sold. Cost of goods sold increased 25.1% to Ch$16,868 million (US$31.3 million), mainly due to higher direct costs as a consequence of a greater mix of one-way products, and higher energy costs. As a percentage of sales, cost of goods sold increased from 41.2% in Q2'05 to 43.1% in Q2'06. SG&A expenses increased 10.2% to Ch$16,139 million (US$29.9 million) mainly due to higher distribution and marketing expenses, reaching 41.2% of sales, 3.5 percentage points lower than in Q2'05. The operating margin increased from 14.1% in Q2'05 to 15.6% in Q2'06.

EBITDA increased 15.9% to Ch$10,716 million (US$19.9 million), while the EBITDA margin was 27.4% of sales, 0.8 percentage points lower than in Q2'05.

Comments Sales volumes had a very positive performance, with a 20.9% increase, most notably in Cristal, Escudo, Heineken, Budweiser and Kunstmann brands. During April, Cristal launched a brand extension, Cristal Red Ale, a beer with a toasted aroma and reddish color. This new product has had a positive response from consumers.

BEER ARGENTINA

Revenues increased 16.6% to Ch$9,753 million (US$18.1 million), due to 9.2% higher prices measured in Chilean pesos and 8.6% higher sales volumes.

Operating Income improved by Ch$261 million (US$0.5 million) from a loss of Ch$1,528 million (US$2.8 million) in Q2'05 to a loss of Ch$1,267 million (US$2.3 million) in Q2'06, as a result of higher revenues, partially offset by higher cost of goods sold and SG&A expenses. Cost of goods sold increased 11.3%, reaching Ch$5,605 million (US$10.4 million) this quarter. As a percentage of sales, cost of goods sold decreased from 60.2% in Q2'05 to 57.5% in Q2'06, mainly due to the dilution of fixed costs. SG&A expenses increased 11.5% from Ch$4,856 million (US$9.0 million) in Q2'05 to Ch$5,415 million (US$10.0 million) in Q2'06. As a percentage of sales, SG&A expenses decreased from 58.1% to 55.5% mainly due to the dilution of fixed expenses.

EBITDA improved Ch$316 million (US$0.6 million) from a loss of Ch$98 million (US$0.2 million) in Q2'05 to a gain of Ch$217 million (US$0.4 million) this quarter, while the EBITDA margin reached 2.2% in Q2'06, compared with a negative 1.2% in Q2'05, as a consequence of higher volumes and prices.

Comments The profitability of this segment continues improving due to higher volumes and better prices. Prices increased from US$38 per HL in Q205 to US$43 per HL in Q206. Sales volumes increased mainly in the nationwide brands Budweiser, Heineken and Schneider.

SOFT DRINKS, NECTARS & MINERAL WATER

Revenues increased 7.3% to Ch$30,241 million (US$56.1 million), mainly due to 9.8% higher sales volumes, partially offset by lower prices in all the categories.

Operating Income increased 568.2% from Ch$89 million (US$0.2 million) in Q2'05 to Ch$594 million (US$1.1 million) this quarter, as a result of higher revenues, partially offset by higher cost of goods sold and SG&A expenses. Cost of goods sold increased 6.6% to Ch$15,594 million (US$28.9 million) mainly due to higher direct costs as a consequence of higher sales volumes and the cost of sugar, as well as increasing energy costs, partially offset by the effect of the appreciation of the Chilean peso in costs linked to the US dollar. As a percentage of sales, cost of goods sold decreased from 51.9% in Q2'05 to 51.6% in Q2'06. SG&A expenses increased 4.4% to Ch$14,053 million (US$26.1 million), and as a percentage of sales, decreased from 47.8% in Q2'05 to 46.5% in Q2'06, mainly due to lower marketing and depreciation expenses, partially offset by higher distribution expenses. The operating margin improved from 0.3% in Q2'05 to 2.0% in Q2'06.

EBITDA improved 17.9% from Ch$2,655 million (US$4.9 million) in Q2'05 to Ch$3,130 million (US$5.8 million) this quarter, while the EBITDA margin was 10.4% in Q2'06, compared with 9.4% in Q2'05.

Comments Sales volumes had a positive evolution in all categories. Soft drinks, nectars and mineral water grew 9.2%, 23.6% and 4.7%, respectively. Sales volumes of Pepsi and CCU brands performed well during the period. Additionally, during June, the new nectar flavor "Tuttipapaya" was launched with a good response from consumers.

WINE

Revenues decreased 10.9% to Ch$20,280 million (US$37.6 million), due to lower volumes and prices in the Chilean domestic market and lower prices in Chilean export wine measured in Chilean pesos, partially offset by higher volumes of Chilean exports and higher volumes and prices associated with Argentine wine.

Operating Income decreased 74.9% to Ch$507 million (US$0.9 million) in Q2'06, mainly due to lower revenues, partially offset by lower cost of goods sold and SG&A expenses. Cost of goods sold decreased 2.8% from Ch$14,940 million (US$27.7 million) in Q2'05 to Ch$14,515 million (US$26.9 million) this quarter, mainly due to lower direct costs. SG&A expenses decreased 9.4% to Ch$5,258 million (US$9.7 million), mainly due to lower general expenses. Accordingly, the operating margin decreased from 8.9% in Q2'05 to 2.5% in Q2'06.

EBITDA decreased 43.4% from Ch$3,302 million (US$6.1 million) to Ch$1,871 million (US$3.5 million) in Q2'06, while the EBITDA margin decreased from 14.5% to 9.2%.

Comments The profitability of this segment has been affected by the 9.4% appreciation of the Chilean peso against the US dollar during the quarter, which implied Ch$55 less per dollar exported. Additionally, during the quarter, volumes and prices in the domestic market decreased. These negative effects were partially offset by 2.1% higher average export prices measured in dollars and 4.6% higher export volumes. VSP is implementing cost reductions and will continue focusing on distribution, brand equity creation, enology and innovation in order to reestablish its growth trend in the medium term. Furthermore, the lower costs associated with the 2006 harvest should help to improve margins during the second half of the year.

PISCO

Revenues decreased 1.1% to Ch$8,134 million (US$15.1 million), due to 18.5% lower volumes and 39.8% lower other products sales, partially offset by 22.0% higher average prices.

Operating Income improved Ch$240 million (US$0.4 million), from a loss of Ch$665 million (US$1.2 million) in Q2'05 to a loss of Ch$425 million (US$0.8 million) in Q2'06, mainly due to lower cost of goods sold, partially offset by higher SG&A expenses and lower revenues. Cost of goods sold decreased 10.2% from Ch$5,669 million (US$10.5 million) in Q2'05 to Ch$5,092 million (US$9.4 million) this quarter, and as a percentage of sales, decreased from 68.9% in Q2'05 to 62.6% in Q2'06, mainly due to lower direct costs. SG&A expenses increased 7.6% to Ch$3,468 million (US$6.4 million), and as a percentage of sales, increased from 39.2% in Q2'05 to 42.6% in Q2'06, mainly due to higher marketing expenses. Accordingly, the operating margin improved from negative 8.1% in Q2'05 to negative 5.2% in Q2'06.

EBITDA improved Ch$198 million (US$0.4 million) to a loss of Ch$156 million (US$0.3 million), while the EBITDA margin improved from negative 4.3% to negative 1.9%.

Comments Since its creation in 2005, CPCh's results can be compared on a quarter-over-quarter basis for the first time. Volumes decreased during Q2'06 mainly due to a contraction of the industry, price increases led by CPCh and the Company's focus on sales associated with the premium segment. During June Ruta Sour Mango, a cocktail that combines the pisco sour freshness with the flavor of mangos, was launched. The initial demand for this new product is encouraging.

(Five exhibits to follow)

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized

.

Compañía Cervecerías Unidas S.A.

(United Breweries Company, Inc.)

/s/ Ricardo Reyes

Chief Financial Officer

Date: August 2, 2006